UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 1-U

CURRENT REPORT PURSUANT TO REGULATION A

November 10, 2021

(Date of Report (Date of earliest event reported))

ENERGEA PORTFOLIO 4 USA LLC

(Exact name of registrant as specified in its charter)

Delaware

(State or other jurisdiction of incorporation or organization)

84-4475410

(I.R.S. Employer Identification No.)

62 Clementel Drive, Durham, CT 06422

(Full mailing address of principal executive offices)

860-316-7466

(Issuer's telephone number, including area code)

Class A Investor Shares
(Title of each class of securities issued pursuant to Regulation A)

Executive Summary

Waltham is a 541 kW (DC) solar power plant to be located on the roof 360 Second Ave. in Waltham, MA that will be connected to the Eversource electricity distribution grid ("Project"). The Project was qualified for the Massachusetts' Renewable Target ('SMART') Program. Under this program, the Project is entitled to a compensation rate calculated over the electricity generated for a 20-year term.

Energea acquired the Project from Plankton Energy LLC ("Plankton"), the original developer. The Project has hired Plankton to do Engineer, Procure and Construct ("EPC") and to provide the Operations and maintenance ("O&M") services.

The total cost of the project is USD $1,005,356 and it is expected an 8.0% IRR.

Key Information

General Info

Project Owner	Energea Portfolio 4 LLC
Project Location	Waltham, MA USA
Technology	Rooftop Solar
System Size (AC/DC)	466 kW/ 541 kWp
Estimated Year 1 Production	667 MWh
Coordinates	42.387984° N 71.26780° W
Roof Status	Rented
Project Status	Notice to Proceed
Useful Equipment Life (Years)	25

Stakeholders

SPE	Phytoplankton 360 Waltham Solar LLC
Offtaker	NSTAR Electric d/b/a Eversource Energy
EPC Contractor	Plankton Energy LLC
O&M Contractor	Plankton Energy LLC
Roof Owner	360 Waltham Associates, LLC

Uses of Capital and Project Economics

Project Hard Costs	$799,431
Project Soft Costs	$29,367
Developer Fee	$176,558
Total Equity	$1,005,356
Tax Equity	$ 279.481
Sponsor Equity	$725.875
Project IRR ($)	8.0%

Project Review

SPE

The Project's Special Purpose Entity (SPE) was fully formed on November 12, 2020, Plankton being the sole member of the company. Energea Portfolio 4 USA LLC ("Energea") and Plankton signed, a Membership Interest Purchase Agreement on September 23, 2021 to purchase and transfer all the limited liability interests of the SPE to Energea.

Additionally, the SPE contracted Plankton through a Development and Construction Management Agreement (DCMA) to provide services for the Project.

Table 1 - SPE General Information

SPE	Phytoplankton 360 Waltham Solar LLC
Registered Office	16192 Coastal Highway, Lewes Delaware 19958, County of Sussex
State File Number	4124163
FEIN	87-3051658

Roof

The 360 Waltham Associates, LLC ("Roof Owner") owns the site for the project. The SPE entered into a Site Lease Agreement with the Roof Owner to secure approximately 95,903 sq foot of the site to the project for a 20-year term on April 30th, 2021.

The roof is warrantied by Firestone - Red Shield for a 20-year period, starting on September 1st, 2017.

Design

The Project will employ 1,252 x 435 Wp solar modules manufactured by Canadian Solar, a Tier 1 solar manufacturer based in China. The plant will also use 7 x 66.6 kW SE66.6KUS inverters manufactured by Solar Edge.

Regarding Energy Production, the Project is estimated to produce 667.37 MWh/year with a Specific Production of 1220 kWh/kWp.year. The AC Capacity Factor and Performance Ratio are, respectively, 16.3% and 83.3%.

On the roof structure, EAH Consulting did a design check on the existing roofing and framing systems for the installation of the solar panels over the roof top. The roof structure was analyzed applying IBC 2015 codes and standards to evaluate the structural integrity under the impact of the solar installation. EAH Consulting concluded that the roof is capable of supporting an additional 6 psf solar dead load. In this analysis all applicable loads required by IBC 2015 with Massachusetts amendments were applied to the partially-ballasted solar system.

Interconnection

The Interconnection for the project is secured through an Interconnection Service Agreement signed on June 8, 2021, between NSTAR Electric d/b/a Eversource Energy ("Utility Company") and the SPE.

System modifications were necessary for the project's interconnection. The construction will be under the Utility Company responsibility, but the total cost of $2,500.00 was paid by the Project.

Offtaker

The Offtaker is the local Distribution Company, namely Eversource MA East through the company NSTAR Electric d/b/a Eversource Energy. Both Fitch and S&P has given an A (Stable) Corporate Credit Rating for the Utility Company.

The project was qualified by the Massachusetts Department of Energy Resources to participate Solar Massachusetts Renewable Target (SMART). According to the Statement of Qualification, dated July 21st, 2021, the mechanical completion of the project must occur before June 21, 2022 to remain valid.

Table 2 - PPA Main Terms

Contract Type	Incentive Program
Revenue Contract Term	20 years
Contracted Rate	Fixed Rate
Rate	$ 0.1997 /kWh

EPC

Plankton has been selected as the EPC partner for the Project. The SPE and Plankton signed a turnkey contract for a fixed-price of $799,431.38 on September 23, 2021.

The EPC Contractor will provide a warranty for all services for the first 2 years following completion of the works.

Plankton hired a General, Automobile and Excess Liability insurance. The insurers are Lloyd' London (AA1122000) and Hartford Accident and Indemnity Company (22357). The General Liability covers up to $2,000,000, and the Excess Liability up to $ 5,000,000. Energea and Phytoplankton 360 Waltham Solar LLC are additional Insured on the policy and the certificate holders.

O&M

Plankton has been selected as the O&M partner for the Project. The terms and conditions of the O&M contract are being negotiated and the agreement will be dully signed prior to the project's COD.

Financial Analysis

The resulting nominal IRR of Waltham is projected to be 8.00%, with an estimated payback of 9 years and 6 months from the NTP date. The income statement, cash flow statement and balance sheet up until 2030 (shown annually) are presented on Exhibit I.

The project financials are modeled with a tax equity partnership flip structure. The portfolio has executed a term sheet with a tax equity investor resulting in a tax equity investment of approximately $261,393, in exchange for 99% of the Investment Tax Credit. The proposed pre-flip preferential return to the tax equity investor is set at 2.50% per year, with 99% of the allocated depreciation. For the partnership flip, the date of the flip is defined as December 2026, 5 years from the anticipated COD date of the project, with a fair-market-value buyout price, set as a bullet payment, calculated at an 8% discount rate.

The contracted PPA with Eversource is a take-or-pay contract where the customer pays the project based on the amount of electricity metered at the project regardless of how much is delivered or used by the offtaker. The main aspects of the PPA are defined below on Table 4.

Table 3 - Revenue Assumptions

Contract Type	PPA
Revenue Contract Term	20 years
Contracted Rate	Fixed Rate
Rate	$ 0.1997 /kWh
Rate Readjustment	N/A

Operating Expenses

The model assumes the Operating Expenses described within the "Project Review" section, with its values priced as on Table 4.

Table 4 - Operating Expenses Assumptions

Operations & Maintenance	$8/kWp	2% Annual Escalator
Land of Roof Rental	$43,000/year	No Readjustment
Insurance (GL & Property)	$1,033/year	No Readjustment
Banking Fees	$100/month	2% Annual Escalator

CAPEX assumptions are set as seen on table 5 below. All items are assumed to be depreciable under State and Federal Level.

Table 5 - Capital Expenditures Assumptions

Acquisition Costs	N/A	N/A

Hard Costs	$ 799,431	$ 1.47 /Wp
Solar Modules	$ 231,645	$ 0.4257 /Wp
Solar Inverters (With Optimizers)	$ 69,082	$ 0.1266 /Wp
Racking & Trackers	$ 43,695	$ 0.0801 /Wp
Electrical Materials	$ 87,139	$ 0.1597 /Wp
Civil Materials (Ballast Blocks)	$ 1,873	$ 0.0034 /Wp
Site Works	$ 53,57	$ 0.0982 /Wp
Electrical Work	$ 196,063	$ 0.3594 /Wp
Mechanical Work	$ 108,924	$ 0.1997 /Wp
Others	$ 7,440	$ 0.0136 /Wp

Soft Costs	$ 29,367	$ 0.05 /Wp
Appraisals	$ 11,000	$ 0.0202 /Wp
Land Rental	$ 7,167	$ 0.0131 /Wp
Preliminary Engineering*	$ 11,200	$ 0.0205 /Wp

Developer Fees	$ 176,558	$0.32/Wp

Pre-COD OpEx	N/A	N/A

Total CapEx (All-In)	$ 1,005,356	$ 1.84 /Wp

*MIPA Contract

Lastly, the project depreciation is split under two different schedules, one for State level, which follows a Placed in Service (PIS) Half Year convention, and is depreciated over 5 years, as seen on Table 6 below, and the other for Federal level, that is accelerated under MACRS.

Table 6 - Depreciation Schedules

Year	State	Federal
1	20.00%	100.00%
2	32.00%	0.00%
3	19.20%	0.00%
4	11.52%	0.00%
5	11.52%	0.00%
6	5.76%	0.00%

Legal Review

Relevant Documents

A Legal review was performed in the project's available documentation. The most relevant documents are listed below:

  Phytoplankton 360 Waltham Solar LLC (Target) Operating Agreement;
  Site Lease Agreement, 1st, 2nd and 3rd Amendments;
  Interconnection Application Process (December 28th, 2020) and Interconnection Service Agreement (June 8th, 2021);
  225 CMR 20.00 Solar Massachusetts Renewable Target (Smart) Program;
  EPC Contract.

All contracts submitted are duly signed. There was no major red flag in the contracts/documents.

Issues List

Table 7 - Issues List

O&M Contract	The contract is pending.

Contract Summary

SMART Program

The State of Massachusetts has an incentive program to support the development of solar energy projects, called Solar Massachusetts Renewable Target (SMART) Program and established by the Department of Energy Resources (DOER) in 225 CMR 20.00. The tariff-based incentive is paid directly by the utility company to the system owner, following the approval of the application by the Solar Program Administrator and DOER.

Phytoplankton 360 Waltham Solar LLC received its Statement of Qualification for the SMART Program on July 21st, 2021. According to this Statement of Qualification, the project met the requirements for eligibility as a Solar Tariff Generation Unit and is granted an initial reservation period of 12 months from the issuance date of the Statement of Qualification.

Table 8 - SPE Operating Agreement Summary

Contract	Operating Agreement of Phytoplankton 360 Waltham Solar LLC
Date	November 12, 2020
Place of Incorporation	Delaware
Owner	Energea Portfolio 4 LLC, a Delaware limited liability company
Management	Energea Portfolio 4 LLC has all rights and powers that are conferred by law

Table 9 - Site Lease Agreement Summary

Contract	Site Lease Agreement (and 1st, 2nd and 3rd Amendments)
Date	April 30, 2021
Parties	Phytoplankton 360 Waltham Solar LLC - as Tenant 360 Waltham Associates LLC - Landlord
Term	20 years from the COD date
Object	Landlord will lease to Tenant the 95,903 square foot roof area where the facility will be installed, at 360 2nd Avenue, Waltham, MA
Basic Rent	$38,000 (thirty-eight thousand dollars) annually, commencing on the COD and thereafter on each anniversary of the COD. 1st Amendment: changed Basic Rent to $43,000 (forty-three thousand dollars)
Rent Payment	Annually, in advance
COD	Day on which the facility commences commercial operation and in no event later than February 15, 2022.

Table 11 - EPC Agreement Summary

Contract	EPC Agreement
Date	September 23rd, 2021
Parties	Plankton Energy LLC - as Contractor Phytoplankton 360 Waltham Solar LLC - as Owner
Schedule

NTP - September 30, 2021

Racking Installed: October 29, 2021

Modules Installed: November 12, 2021

Inverters Installed: November 26, 2021

Substantial Completion: December 24, 2021

Final Completion: December 31, 2021

Object

Performance by Contractor, on a fixed-price turnkey basis, and except as explicitly excluded, design, engineer, permit, procure all Equipment (other than Owner-Furnished Equipment) for, construct, start-up, commission and test the Facility, perform all obligations set forth in the Scope of Work and perform related activities for the successful completion of the Work and the delivery of the Facility and associated documentation in compliance with the Contract Documents.

Price	$799,431.38
Payment

(a) $208,480.34 upon the Effective Date;

(b) $264,179.04 upon issuance of Notice to Proceed;

(c) $87,139.20 of the Contract Price upon completing installation of 100% of the racking;

(d) $87,139.20 of the Contract Price upon completing installation of 100% of the modules;

(e) $87,139.20 of the Contract Price upon completing installation of 100% of the inverters;

(f) $43,569.60 of the Contract Price upon Substantial Completion of such Facility; and

(g) $21,784.80 of the Contract Price upon Final Completion of such Facility.

Events of Default

With respect to either party:

(i) failure to make a payment when due, if such failure is not remedied within fifteen (15) days after the defaulting party receives a written notice, (ii) the filing of any petition in bankruptcy or for reorganization by or against such Party, (iii) the appointment of a trustee or receiver for such Party, (iv) the attachment, execution, or other judicial seizure of all or substantially all of the assets of such Party, (v) such Party becoming insolvent or being otherwise unable to pay its debts as they come due, and (vi) failure to perform or observe in any material respect any obligation under the EPC if such failure is not remedied within thirty (30) days after the defaulting Party receives written notice of such failure from the other Party.

With respect to Contractor:

(i) Contractor abandons the Work;

(ii) Failure of Mechanical Completion with respect to the Facility to occur within sixty (60) days of the Guaranteed Mechanical Completion Date;

(iii) Failure of Substantial Completion with respect to the Facility to occur within sixty (60) days of the Guaranteed Substantial Completion Date;

(iv) Contractor fails to maintain insurance pursuant to Article 16, and Contractor has not, within (5) Business Days obtained replacement insurance.

Remedies of an Event of Default	The non-defaulting party may terminate the EPC by written notice to the defaulting party.
Warranty Period for work and equipment	5 years after the Substantial Completion Date
Termination	In case of event of default or Force Majeure
Governing law	Massachusetts
Schedules

Schedule 1 - Description of Premises and Facility

Schedule 2 - Description of Facility

Schedule 3 - Scope of Work

Schedule 4 - Certain Contractor Permits

Schedule 5 - Project Schedule

Schedule 6 - Contractor Deliverables

Schedule 7 - Final Facility Testing and Test Reports

Schedule 8 - Warranty Requirements for Major Equipment

Exhibit A - Contractor's Security and Safety Procedures

Exhibit B-1 - Conditional Partial Release of Liens

Exhibit B-2 - Unconditional Partial Release of Liens

Exhibit B-3 - Conditional Final Release of Liens

Exhibit B-4 - Unconditional Final Release of Liens

Exhibit C - Form of Warranty Assignment Agreement

Exhibit D - Form of Mechanical Completion Certificate

Exhibit E - Form of Substantial Completion Certificate

Exhibit F - Form of Final Completion Certificate

Exhibit G - Site Control Documents

Documentation Checklist

Table 12 - Documentation Checklist

SPE	Opening Agreement	X
	FEIN	X
	Formation Documents	X
	MIPA	X
Roof	Roof Photos	X
	Warranty	X
Validation Letter
	Roof Lease	X
Design and Application	Energy Resource Study	X
	Preliminary Engineering	X
Interconnection	Interconnection Application	X
	Interconnection Agreement	X
Permission to Energize
Permit	Installation Permit
Electrical Permit
Offtaker	Offtaker Credit Analysis	X
	SMART Program	X
EPC	Construction Set	X
	Equipment Warranties	X
	Equipment Purchase Order	X
	Equipment Datasheet	X
	EPC Contract	X
	EPC Insurance	X
O&M	O&M Agreement
Investment	Project Model	X

The Investment Committee members have reviewed the Project Memorandum and hereby approve the investment on the Waltham Project.

SIGNATURES

Pursuant to the requirements of Regulation A, the issuer has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Energea Global LLC

By MICHAEL SILVESTRINI

Name: Mike Silvestrini

Title: Co-Founder

Date
November 10, 2021